

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Via U.S. Mail

George Alvarez
CEO
China Tel Group, Inc.
12526 High Bluff Drive, Suite 155
San Diego, CA 92130

> **RE:** **China Tel Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 1, 2010**
> **File No. 000-52095**

`

Dear Mr. Alvarez:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to this comment, we may have additional comments.

Outstanding Issues

1. From page 4 of the preliminary information statement, it appears you are increasing your authorized shares of Series A Common Stock from 500,000,000 to 1,000,000,000 to have sufficient shares to comply with the A&R Isaac Stock Purchase Agreement, enter into business combinations, and raise capital. In addition, from the Form 8-K filed on December 15, 2010, it also appears you will be using 50,000,000 shares of Series A Common Stock in connection with your Subscription and Shareholder Agreement with Golden Bridge Network Communications Co., Ltd. We also note under bullet points seven, eight, and nine, you appear to be committed to provide further financing. Therefore, it appears you should provide the information with respect to the transaction

and parties involved required by Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via facsimile to 212-318-3400
        Merrill M. Kraines, Esq.
        Fulbright & Jaworski L.L.P.